
11007979

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 2 8 2011
WASH. D.C.
211
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
HOURLY EMPLOYEE SAVINGS PLAN PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Financial Statements and Supplemental Schedule

Year ended December 31, 2010

Contents

Mitchell & Titus

Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Hourly Employee Savings Plan Plus

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Mitchell & Titus, LLP

Washington, DC
June 28, 2011

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statements of Net Assets Available for Benefits

	December 31,	
	2010	2009
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	**$ 801,846**	$ 770,541
Contribution receivables:		
Participant	**679**	1,277
Lockheed Martin Corporation	**220**	419
Notes receivable from participants	**33,848**	34,098
Total assets	**836,593**	806,335
Liabilities		
Administrative expenses payable	**140**	162
Net assets reflecting investments at fair value	**836,453**	806,173
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(2,297)**	(1,841)
Total net assets available for benefits	**$ 834,156**	$ 804,332

See accompanying notes to financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010
(In thousands)

Net assets available for benefits at beginning of year	$	**804,332**
Additions to net assets:		
Contributions:		
Participant		**35,072**
Rollover		**1,072**
Lockheed Martin Corporation		**10,952**
Total contributions		**47,096**
Interest income on notes receivable from participants		**1,956**
Net investment gain from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust		**44,684**
Total additions		**93,736**
Deductions from net assets:		
Distributions and withdrawals		**62,678**
Administrative expenses		**1,234**
Total deductions		**63,912**
Change in net assets		**29,824**
Net assets available for benefits at end of year	$	**834,156**

See accompanying notes to financial statements.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all hourly employees in groups to which the Plan is extended by Lockheed Martin Corporation (Lockheed Martin or the Corporation), including employees in the United States and certain U.S. citizens working abroad. Covered employees are eligible to enroll in the Plan after completion of the waiting period determined by their collective bargaining agreement.

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin Stock Fund may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be reinvested in the participant's account. In order for dividends to be distributed to a participant, the participant's balances in the Corporation's stock must be held under the ESOP Fund or the Lockheed Martin Stock Fund on the record date of the dividend. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

Contributions

Collective bargaining agreements determine the maximum employee contributions and the employer matching contributions. Contributions may be made on a before-tax, after-tax, or Roth 401(k) basis or in any combination, and are subject to certain regulatory limitations. In general, participant contributions, including both basic contributions that are eligible for an employer match and supplemental contributions that are not eligible for an employer match, range from $1 to $214 weekly. Participants from eligible business units generally receive an employer contribution equal to 50% or 60% of participant basic contributions, subject to certain limitations as stipulated in the Plan Document.

1. Description of the Plan (continued)

Contributions (continued)

Substantially all employer contributions are made in cash. Participants are 100% vested in the value of employer contributions and the earnings thereon.

Participant and employer contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they may be transferred into the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for additional disclosure of fair value measurements. Investment transactions in the Master Trust are recorded on a trade-date basis.

Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment (loss) gain from the Master Trust.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued an accounting standard update to clarify certain existing fair value disclosures and require additional disclosures related to fair value measurements. The guidance in the update clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The update also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the update introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, the guidance in the update was adopted beginning with the Plan's 2010 financial statements. The Plan is currently evaluating the impact of the provisions of the update that are not effective until the Plan's 2011 financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in the financial statements and has classified participant loans of $33,848,000 and $34,098,000 as of December 31, 2010 and 2009, respectively as notes receivable from participants. Net assets of the Plan were not affected by the new guidance.

3. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the ESOP Fund, a nonparticipant-directed investment, is as follows:

	December 31, 2010	December 31, 2009
	(In thousands)	
Net assets:		
Investments reported at fair value, measured by quoted prices in an active market:		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust:		
Lockheed Martin Common stock	$ 125,879	$ 143,779

	Year ended December 31, 2010
	(In thousands)
Changes in net assets:	
Contributions:	
Employees	$ 3,496
Lockheed Martin Corporation	1,083
Net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	(2,471)
Distributions and withdrawals	(19,995)
Administrative expenses	(13)
	$ (17,900)

4. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the Master Trust and the adjustment from fair value to contract value for fully benefit responsive investment contracts on the Statement of Net Assets Available for Benefits is $2,297,000 more than the amount on the Form 5500 due to the adjustment from fair value to contract value for fully benefit responsive investment contracts.

The Plan's interest in the net investment gain from the participation in the Master Trust reported in the financial statements is $862,000 less than the amount reported on Form 5500 for the year ended December 31, 2010. Administrative expenses reported in the financial statements are $1,094,000 less than the amounts reported on Form 5500 and interest income on notes receivable from participants are $1,956,000 less than the amounts reported on Form 5500 for the year ended December 31, 2010. These differences arose from the classification of certain administrative expenses and interest income which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated January 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2003.

6. Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in the Plan. Plaintiffs allege that the Corporation or LMIMCo caused the Plan to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plan to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. Plaintiffs further allege that the Corporation or LMIMCo failed to disclose information appropriately relating to the fees associated with managing the Plan. In August 2008, plaintiffs filed an amended complaint, adding allegations that the Corporation or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under the Plan. In April 2009, the Judge dismissed the plaintiffs' claims that were based on revenue sharing but let stand for further litigation the claims about the company stock funds, the Stable Value Fund, and the overall fees paid by the Plan. The Judge also certified a class for the Plan for the claims concerning the Stable Value Fund and the overall fees paid by the Plan. The Corporation and LMIMCo appealed that class certification order and in March 2011 the U.S. Court of Appeals for the Seventh Circuit vacated the class certification order and remanded the case to the District Court for further proceedings. The Corporation and LMIMCo dispute the allegations and are continuing to defend against them.

7. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the plan sponsor. The Master Trust held 60,245,827 and 62,230,048 shares of the Company's common stock as of December 31, 2010 and 2009, respectively. Dividends earned by the Master Trust on the Company's common stock were $162,645,000 for the year ended December 31, 2010.

8. Parties-in-Interest Transactions (continued)

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

ING Clarion Real Estate Securities, L.P. manages certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. is a wholly owned subsidiary of ING Group and is, therefore, a party-in-interest.

8. Master Trust

General

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the Plan invests daily. The Plan's interest in the Master Trust's net assets as of December 31, 2010 and 2009 was 3.72% and 3.83%, respectively.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with the wrap contract to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap

8. Master Trust (continued)

General (continued)

contract in the managed separate accounts purchased from certain banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2010 and 2009, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are credited to participants' accounts of the Plan.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as

8. Master Trust (continued)

General (continued)

evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2010 and 2009, there were no such advances payable to the Corporation.

Investment Contracts

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund:

		2010			2009		
Type	Major Credit Rating	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ -	$ -	$ -	$ 377,049	$ 2,135	$ 2,321
SSGA - -CCT	N/A	$ 688,390	N/A	$ 9,460	$ 676,285	N/A	$ (3,181)
Invesco -CCT	N/A	$ 1,576,089	$ 1,867	$ (71,151)	$ 1,483,699	$ 1,760	$ (47,134)

Issuer-Initiated Contract Termination

In February 2010, the contract with MetLife was terminated and MetLife made a single sum payment to the Master Trust in cash equal to the market value of the securities held as part of the managed separate account previously held. The assets of the MetLife contract were transferred to another investment in the Stable Value Fund.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

8. Master Trust (continued)

Fair Value of Assets (continued)

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2010 and their appreciation (depreciation) for the year ended December 31, 2010:

(In thousands)	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
Cash and cash equivalents	$ 843,188	$ -	$ -	$ 843,188	$ 231
Equity:					
U.S. equity securities	2,492,214	-	-	2,492,214	(271,017)
U.S. equity securities - Lockheed Martin	4,218,093	-	-	4,218,093	222,523
International equity securities	417,625	1,365	-	418,990	52,928
Commingled equity funds	2,580,991	5,229,164	-	7,810,155	911,715
Fixed income:					
Corporate debt securities	-	71,017	-	71,017	2,320
U.S. Government securities	-	1,708,697	-	1,708,697	13,146
Other fixed income	4,074	3,953,568	-	3,957,642	102,489
Alternative investments:					
Wrap contract	-	-	1,867	1,867	-
Total Investment Assets at Fair Value	$ 10,556,185	$ 10,963,811	$ 1,867	$ 21,521,863	$ 1,034,335
Unsettled trades, net				(4,101)	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(61,691)	
Total net assets				$ 21,456,071	

Interest and dividend income for the years ended December 31, 2010 and December 31, 2009 was $390,442,666 and $296,565,284, respectively.

8. Master Trust (continued)

Fair Value of Assets (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2009:

(In thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 912,966	$ -	$ -	$ 912,966
Equity:				
U.S. equity securities	1,903,904	-	-	1,903,904
U.S. equity securities - Lockheed Martin	4,695,159	-	-	4,695,159
International equity securities	104,082	-	-	104,082
Commingled equity funds	2,438,623	4,724,238	-	7,162,861
Fixed income:				
Corporate debt securities	-	52,088	-	52,088
U.S. Government securities	-	1,079,913	-	1,079,913
Other fixed income	3,576	3,810,532	-	3,814,108
Alternative investments:				
Guaranteed investment contracts	-	377,049	-	377,049
Wrap contracts	-	-	3,895	3,895
Total Investment Assets at Fair Value	$ 10,058,310	$ 10,043,820	$ 3,895	$ 20,106,025
Unsettled trades, net				(10,814)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(47,994)
Total net assets				$ 20,047,217

The fair value of the wrap contracts of $1,867,000 and $3,895,000 at December 31, 2010 and 2009, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value in the amount of $2,028,000 is due to unrealized gains and losses and sales.

8. Master Trust (continued)

Valuation Techniques

U.S. equity securities and international securities are traded on national and international exchanges and are valued at their closing prices on the last trading day of the year.

Commingled equity funds are public investment vehicles valued using the Net Asset Value ("NAV") provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

For equity securities not traded on an active exchange, or if the closing price is not available, the trustee obtains indicative quotes from a pricing vendor, broker or investment manager. These securities are categorized as Level 2 if the trustee obtains corroborated quotes from a pricing vendor (or Level 3 if the custodian obtains uncorroborated quotes from a broker or investment manager).

Fixed income securities are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income in the Master Trust includes a Stable Value Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract associated with the synthetic GIC is determined using the income approach methodology. The wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

8. Master Trust (continued)

Valuation Techniques (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Supplemental Schedule

Lockheed Martin Corporation Hourly Employee Savings Plan Plus (018)

Employer Identification Number 52-1893632, Plan Number 018

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Notes receivable from participants*	Interest rates ranging from 3.25% to 10.5%; varying maturities	-	$ 33,848

* Party-in-interest for which a statutory exemption applies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Hourly Employee Savings Plan Plus, by Lockheed Martin Corporation as Plan Administrator

Date June 28, 2011

by: 

David A. Filomeo, Vice President, Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-162716, 333-146963, 333-113769, 333-20117, and 033-58097) pertaining to Lockheed Martin Corporation Hourly Employee Savings Plan Plus of our report dated June 28, 2011, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Hourly Employee Savings Plan Plus included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Mitchell & Titus, LLP

Washington, DC
June 28, 2011